Mail Stop 3720

June 1, 2006

Mr. S. Douglas Hutcheson
Chief Executive Officer, President
  And Director
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

> **RE: Leap Wireless International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-29752**

Dear Mr. Hutcheson:

　　We have reviewed your supplemental response letter dated May 25, 2006 as well as the above referenced filings and have the following comment. As noted in our comment letter dated May 15, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 3. Summary of Significant Accounting Policies, page 67

Revenues and Cost of Revenues, page 71

1.　　We note your response to comment 1. Under EITF 00-21, particularly example 1 to which you refer, the company would allocate the arrangement consideration (excluding the activation fee) on a relative fair value basis, between the handset and the wireless service. The amount of revenue allocable to the handset is limited to the amount that is not contingent upon the delivery of additional items (i.e., wireless service). You state that because the fair value of a handset is higher than the total consideration received for both the handset and the activation fee combined, the remainder of the consideration is simply allocated to equipment revenues and recognized when received. It is unclear what remainder you are referring to in your response. Please confirm for us, if true, that the amount of revenue recognized upon delivery and activation of a handset is limited to the relative fair value allocated to the handset. Also confirm, if true, that the activation fee is excluded from this relative fair value calculation. Additionally, clarify whether in the case where consideration received for delivery and activation of the handset is less than the relative fair value allocated to the handset, revenue recognition upon delivery and activation is limited to this amount, as payment of additional amounts would be contingent upon the delivery of wireless service and should be recognized over the service period. Otherwise, please revise to comply with the guidance in SAB Topic 13.A.3(f) and EITF 00-21.

* * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director